Exhibit 99.1

MEDIA RELEASE

June 4, 2025

Algoma Steel Releases 2024 Sustainability Report

SAULT STE. MARIE, ONTARIO (June 4, 2025) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today announced the release of its 2024 Sustainability Report (the “Report”), covering a nine-month transition period from April 1 to December 31, 2024. The reporting period aligns with our 2024 financial reporting period, which now corresponds to a calendar year to reflect a consistent approach to our industry peer reporting.

Michael Garcia, Algoma’s Chief Executive Officer, commented, “At Algoma, sustainability is not a trend—it’s a strategic priority. As we are nearing the completion of our Electric Arc Furnace (EAF) project, we remain focused on operating safely, reliably, and responsibly while delivering high-quality Canadian-made steel. This transformation supports a stronger, low-carbon future for our business, our communities, and Canada’s steel industry.”

The 2024 Report highlights Algoma’s progress across key sustainability areas. The Company advanced enterprise risk management and integrated business planning frameworks strengthening governance, oversight of sustainability performance, and operational reliability. Algoma also reinforced its commitment to workplace safety, inclusion, and community engagement—while making significant strides toward completing Canada’s largest industrial decarbonization project. Once operational, the EAF is expected to reduce carbon emissions by approximately 70%, positioning Algoma to be a Canadian producer of green steel.

Prepared in alignment with the Sustainability Accounting Standards Board (SASB) and the Task Force on Climate-related Financial Disclosures (TCFD), the Report underscores Algoma’s ongoing commitment to transparency, accountability, and long-term value creation.

The full report is available at www.algoma.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding timing of completion of the Company’s EAF project and reduction in carbon emissions following completion of the EAF project, Algoma’s future as a leading producer of green steel, investment in its people, and processes, and the Company’s available liquidity, strategy, plans or future financial or operating performance. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “hope,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in Algoma’s Annual Information Form, filed by Algoma with applicable Canadian securities regulatory authorities (available under the Company’s SEDAR+ profile at www.sedarplus.com) and with the SEC, as part of Algoma’s Annual Report on Form 40-F (available at www.sec.gov), as well as in Algoma’s current reports with the Canadian securities regulatory authorities and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex (“DSPC”) is one of the lowest-cost producers of hot rolled sheet steel (“HRC”) in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future.

For more information, please contact:

Michael Moraca

Vice President – Corporate Development & Treasurer

Algoma Steel Group Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com